Exhibit 99.6

ANNUAL INFORMATION FORM

For the fiscal year ended February 28, 2010

May 27, 2010

TABLE OF CONTENTS

PRELIMINARY NOTES		3
INCORPORATION OF FINANCIAL STATEMENTS AND MD&A		3
FORWARD LOOKING STATEMENTS		3
INFORMATION CONCERNING PREPARATION OF RESERVE AND RESOURCE ESTIMATES		3
GLOSSARY AND DEFINED TERMS		4
REPORTING CURRENCY		8
ITEM 1. CORPORATE STRUCTURE		9
1.1	NAME AND INCORPORATION	9
1.2	INTERCORPORATE RELATIONSHIPS	9
ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS		10
2.1	THREE YEAR HISTORY	10
2.2	SIGNIFICANT ACQUISITIONS AND DISPOSITIONS	13
ITEM 3. DESCRIPTION OF THE BUSINESS		13
3.1	GENERAL	13
3.2	RISK FACTORS	13
3.3	RESOURCE PROPERTIES	19
ITEM 4. DIVIDENDS		35
ITEM 5. DESCRIPTION OF CAPITAL STRUCTURE		35
ITEM 6. MARKET FOR SECURITIES		35
6.1	MARKET FOR SECURITIES	35
ITEM 7. DIRECTORS AND OFFICERS		36
7.1	NAME, OCCUPATION AND SECURITY HOLDING	36
7.2	CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	37
7.3	CONFLICTS OF INTEREST	38
7.4	AUDIT COMMITTEE	38
ITEM 8. INTEREST OF MANAGEMENT		47
ITEM 9. TRANSFER AGENTS AND REGISTRARS		48
ITEM 10. MATERIAL CONTRACTS		48
ITEM 11. INTERESTS OF EXPERTS		48
ITEM 12. ADDITIONAL INFORMATION		48
12.1 ADDITIONAL INFORMATION		48

PRELIMINARY NOTES

Incorporation of Financial Statements and MD&A

The following documents are incorporated by reference and form part of this annual information form (the “Annual Information Form” or “AIF”) which is prepared in accordance with Form 51-102F2. These documents may be accessed using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) at www.sedar.com:

1.	Consolidated financial statements for the year ended February 28, 2010, together with the auditors’ report thereon dated May 27, 2010;

2.	Management’s discussion and analysis (MD&A) for the year ended February 28, 2010.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s mineral property in Sénégal, its oil and gas property in Argentina and in the Company’s other operations; planned exploration and development activities; the adequacy of the Company’s financial resources; financial projections, which may include, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, groundwater supply, fuel prices, net present value, internal rates of return and payback, and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible”, “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this Annual Information Form.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Information Concerning Preparation of Resource Estimates

All resource estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information included herein may not be comparable to similar information concerning U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made, that according to definition is, “that part of a mineral deposit which could be economically and legally produced or extracted at the time of the reserve determination”. In addition, the term “resource” does not equate to the term “reserves”. The Securities and Exchange Commission’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the Securities and Exchange Commission, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Information Form may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission.

Glossary and Defined Terms

The following is a glossary of certain mining and oil and gas terms used in this Annual Information Form.

Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.

Andesitic	A term used to describe a dark coloured, fine grained, extrusive volcanic rock.

Anticline	Rock units folded into a convex-upward shape with the youngest unit on the top.

Antiform	The peaks of folded layers of rock or stratigraphy where the limbs of an individual fold close upward.

Arkosic	A term used to describe a pink to reddish coloured coarse-grained sedimentary rock largely comprised of angular grains of quartz and feldspar.

Bituminous	Impregnated with various mixtures of hydrocarbons.

Central Dome	The structural dome centred around 33° 15'S latitude and 67° 40'W longitude.

Colluvium	A general term applied to any loose, heterogeneous and incoherent mass of soil material or rock fragments deposited chiefly by mass-wasting, usually at the base of a steep slope or cliff.

Conglomerate	A coarse grained sedimentary rock comprised of poorly sorted and typically rounded granules, pebbles, cobbles and boulders.

Craton	A relatively immobile part of the earth, generally of large size

Crustal-scale	A term used to describe large deep seated or regional scale geological features. I.e. the San Andreas fault is a "crustal-scale" feature.

Dyke	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.

Fanglomerate	Coarse unsorted clastic material deposited in alluvial fans.

Felsic	A term used to describe light coloured igneous rocks.

Foliation	A term used to describe the linear or platy texture of rocks that have been subjected to extreme heat and pressure resulting in the flattening or alignment of a rock's constituent mineral grains.

Formation	A rock unit that has been named and defined by its location, relative age and composition.

Fuchsite	A bright green, chromium rich variety of a muscovite.

Geopressured	A condition in which the interstitial fluids in a rock unit exhibit pressures in excess of their hydraulic head.

Geothermal	Heat emanating from depths within the earth.

Graben	A portion of the earth’s crust that was faulted and dropped to a lower position relative to its surrounding during some part of its history. It subsequently may have been filled with sediments.

Granitic
A term used to describe an intrusive igneous rock comprised largely of medium to coarse-grained quartz and feldspar. Granitic rocks generally have higher alkali feldspar and lower plagioclase feldspar content than granodioritic rocks.

Granodioritic
A term used to describe an intrusive igneous rock comprised largely of medium to coarse-grained quartz and feldspar. Granodioritic rocks have a higher plagioclase feldspar and lower alkali feldspar content than granitic rocks.

Greywacke	A dark grey, medium to coarse-grained sedimentary rock comprised of poorly sorted angular grains of quartz, feldspar and a variety of darker coloured minerals.

Hematitic	A term used to describe a reddish brown rock containing an abundant quantity of the iron oxide mineral, hematite.

Intercalation	A bed or stratum of lava between layers of other material.

Jasper	Typically a reddish brown, very fine grained siliceous rock.

Kerogen	Various organic remains contained within sediments.

Lacrustine	Pertaining to processes in lakes.

Lateritic
A term used to describe highly weathered residual surface and near surface rock and soil horizons, often found in tropical or forested warm to temperate climates. Lateritic horizons or "laterites" are often pale brown to reddish brown in colour and can be very hard.

Late-tectonic	A point or reference of time during the latter stages of a tectonic event.

Limonite	A geologic field term relating to a group of brown, amorphous, hydrous ferric oxides. It is commonly a secondary mineral formed by the oxidation (weathering) of iron-bearing materials.

Mafic	Those igneous rocks composed chiefly of dark, ferromagnesian minerals.

Metasedimentary	A term used to describe a sedimentary rock that has had its chemical and/or physical properties altered due to the effects of heat, pressure and fluid movement within the earth's crust.

Metavolcanic	A term used to describe a volcanic rock that has had its chemical and/or physical properties altered due to the effects of heat, pressure and fluid movement within the earth's crust.

Mylonitized	A term used to describe a rock that has undergone intense deformation and shearing.

Orogenic	A term used to describe the large-scale tectonic process of mountain formation or orogeny.

Plan Argentina	The legislative framework in Argentina whereby exploration and exploitation permits and certain producing properties are made available for acquisition through an international public bid process.

Plutons	A body of igneous rock that has been intruded from depth into pre existing rock.

Polymictic	A term used to describe a clastic sedimentary rock comprised of clasts of varied rock types.

Pluton	A body of igneous rock that has formed beneath the surface of the earth by consolidation from magma.

Porphyry	An igneous rock of any composition containing conspicuous phenocrysts (large crystals) within a fine-grained ground mass.

Post-tectonic	A point or reference of time after a tectonic event.

Regressive	Dropping sea level or excessive sediment input in sediments overstepping areas that were previously water-covered.

Saprolite
A soft, earthy, clay-rich thoroughly decomposed rock formed in-place by chemical weathering. Commonly displays pre-weathering structures of original rock units. Occurs especially in humid, tropical environments.

Schist	A strongly foliated (platy) metamorphic rock that can be readily split into flakes or slabs.

Shear zones	Narrow, sub parallel-sided zones of rock that have been crushed and brecciated as a result of shear strain.

Siliceous	A term used to describe a rock containing an abundance of free silica.

Silicified	A term used to describe a rock that has been altered due to the introduction of or replacement by silica.

Source Rocks	Rocks containing organic material that, through geologic processes, have produced hydrocarbons.

Splays	A term used to describe a secondary shear in a bifurcated shear zone that branches off a larger more continuous shear zone.

Stockwork
A mineral deposit, or vein network, consisting of a three-dimensional network of planar to irregular veins and veinlets spaced closely enough that the entire mass might be mined together as a single entity.

Stratigraphic Pinch-out	A rock unit that changes character by diminishing its character to zero, commonly in an upward direction.

Syngenetic	A term used to describe a geological feature (i.e ore deposit or sedimentary feature) that has formed contemporaneously with and by essentially the same processes as the enclosing rocks.

Syntectonic	A point or reference of time during a tectonic event.

Tectonic	A term used to describe the physical forces or events that move and deform the earth's crust. Volcanic eruptions, folding and faulting are examples of tectonic events.

Transgressive	Rising sea level that results in sediments being deposited over what were previously land areas.

Tuffs	Igneous, volcanic clastic rocks formed by the accumulation of volcanic ash and crystals that have been extruded from a volcanic vent and subsequently buried and lithified.

Wacke	A shortened or abbreviated form of greywacke.

Wallrocks	A general term used to describe rock that encases a second type of rock, vein, mineralization or structure.

Reporting Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company’s quarterly and annual financial statements are presented in Canadian dollars.

ITEM 1.	CORPORATE STRUCTURE

1.1	Name and Incorporation

The head office of Oromin Explorations Ltd. (“Oromin” or the “Company”) is located at 2000 –1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 and the Company’s registered and records office is located at 1000-840 Howe Street, Vancouver, British Columbia, V6Z 2M1.

The Company was incorporated pursuant to the Company Act (British Columbia) on January 25, 1980 under the name “Maple Leaf Petroleum Ltd.”. On July 26, 1983, the Company’s Memorandum was amended to increase the authorized capital of the Company from 10,000,000 common shares without par value to 20,000,000 common shares without par value and the Company’s Articles were replaced in their entirety with new articles. There were no material changes to the Articles. On April 22, 1986, the Company’s Memorandum was further amended to change the name of the Company to “International Maple Leaf Resource Corporation”, to consolidate its common shares on a one-for-five basis and to increase the authorized capital back up to 20,000,000 common shares without par value. On September 11, 1989, the Company’s Memorandum was further amended to change the name of the Company to “Maple Resource Corp.”, to consolidate its common shares on a one-for-2.5 basis and to increase the authorized capital back up to 20,000,000 common shares without par value. On August 14, 1992, the Company’s Articles were replaced in their entirety with new articles. There were no material changes to the Articles. Also on August 14, 1992, the Company’s Memorandum was further amended to change the name of the Company to “Birchwood Ventures Ltd.”, to consolidate its common shares on a one-for-4.4 basis and to increase the authorized capital back up to 20,000,000 common shares without par value. On September 30, 1997, the Company’s Memorandum was further amended to change the name of the Company to “Oromin Explorations Ltd.”, to consolidate its common shares on a one-for-five basis and to increase the authorized capital to 100,000,000 common shares without par value. On February 25, 2002, it amalgamated with Fresco Developments Ltd. (“Fresco”) and its shares were exchanged for shares of the amalgamated company on a one for one basis, while the shares of Fresco were exchanged on the basis of one share of the amalgamated company for every two shares of Fresco. Pursuant to Notice of Articles altered February 29, 2008, the authorized capital was increased from 100,000,000 to unlimited.

1.2	Intercorporate Relationships

The Company has four subsidiaries. Sabodala Holding Limited is incorporated in the British Virgin Islands and is wholly owned by the Company. Irie Isle Limited is incorporated in the British Virgin Islands and is wholly owned by the Company. Cynthia Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by Irie Isle Limited. Exploraciones Oromin, S.A. (“EOSA”) is incorporated in Argentina and is wholly owned by Cynthia Holdings Limited. The following diagram explains the intercorporate relationships among the Company and its subsidiaries; the name and place of incorporation of each subsidiary; the percentage of ownership by the Company of each subsidiary; and the key assets of each subsidiary.

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This interest will be transferred to an operating company owned by OJVG as to 90% and by the Government of Sénégal as to a 10% carried interest. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Three Year History

Oromin is a Vancouver based mining and exploration company. The principal events or conditions which influenced the development of our business over the last three completed financial years are summarized as follow.

Year ended February 2008

In March 2007 the mining authorities of the Government of Sénégal granted an extension of 20 months, to December 2008, of the Sabodala Mining Convention, conditional on OJVG spending an additional USD $12 million during the extension period. This condition has been met. The Company’s investment in the OJVG Gold Project was $10.4 million for this fiscal year.

The Company opened an administrative and exploration office in Mendoza, Argentina and began the process of having its exploration and exploitation rights in respect of the Santa Rosa oil and gas prospect granted to it, under the jurisdiction of the Province of Mendoza.

In March 2007 the Company sold its 50 per cent interest in an option agreement in respect of the Carneirinho Gold Project in Brazil to Lund Gold Ltd., a company related by a number of directors in common, for 1,197,906 shares of Lund Gold Ltd. The Company continues to hold these shares.

The Company raised $16.6 million in new equity proceeds in this fiscal year by way of private placements, and a further $6.6 million on the exercise of share purchase options and warrants.

Year ended February 2009

In July 2008 OJVG issued an initial resource estimate for three deposits at the OJVG Gold Project. The total inferred in-situ resource at the Goulouma West, Goulouma South and Masato deposits was set out as 25.2 million tones grading 1.73 grams per tonne gold, for a contained metal resource of 1.40 million ounces gold. In December 2008 the mining authorities of the Government of Sénégal granted an extension of 12 months, to December 22, 2009, of the Sabodala Mining Convention, conditional on OJVG spending an additional USD $12 million during the extension period.

In February 2009 the Company issued an updated resource estimate, now covering four deposits at the OJVG Gold Project. The fourth deposit included was the Kerekounda deposit. The total inferred in-situ resource at the Goulouma West, Goulouma South and Kerekounda deposits was set out as 9.7 million tones grading 3.01 grams per tonne gold, for a contained metal resource of 940,000 ounces gold, and for the Masato deposit 35.4 million tones grading 1.16 grams per tonne gold, for a contained metal resource of 1.32 million ounces gold. The combined gold resource for the four deposits totaled 2.26 million ounces. The Company’s investment in the Sabodala Gold Project was $16.8 million for this fiscal year.

In March 2008 the Company acquired back from Surge Global Energy, Inc. (“Surge”) a 17.52 per cent interest in the Santa Rosa oil and gas prospect by paying Surge USD $600,000 and delivering to Surge 1,000,000 of Surge’s own shares, this being the consideration Surge had paid in 2005 to acquire its interest in the first place. This restored 100 per cent ownership in the Santa Rosa project to the Company. In May 2008 the Province of Mendoza published its Decree 1018/2008 confirming under its jurisdiction the Company’s rights in the Santa Rosa prospect. Arising from this grant of rights, in December 2008 the Company and Otto Energy Ltd., an Australian public company whose shares trade on the Australian Stock Exchange (“Otto”), entered into a formal agreement, based on a letter of intent entered into in 2005, whereby Otto could earn a 32.48 per cent interest in the Santa Rosa project by providing the first USD $1.4 million portion of a 2009 exploration program and budget totalling USD $4.1 million, with the balance of the program to be funded pro rate 67.52 per cent by the Company and 32.48 per cent by Otto. The objective of the 2009 Santa Rosa project budget was the drilling of up to three exploration wells and the completion, if warranted, of one or more production wells. The acquisition by Otto of its interest in the Santa Rosa project completed in May 2009 and the USD $1.4 million was delivered to the Company.

In July 2008 the Company filed a technical report on the Santa Rosa project compliant with National Instrument 51-101.

In December 2008 the Company’s shares were listed for trading on the Toronto Stock Exchange.

Year Ended February 28, 2010

The Company’s 2009 exploration program on its OJVG Project, budgeted at USD$28,000,000, included further geochemical surveys, excavator trenching, diamond core drilling, reverse circulation drilling, the completion of the initial preliminary feasibility study discussed below and the initiation of the optimized final feasibility study. In total, 41,115 metres of exploration diamond core drilling in 206 holes (DDH-SAB-09-413 to 618) and 26,380 metres of exploration reverse circulation drilling in 151 holes (RC-SAB-09-512 to 662) was completed and 2,206 metres of Geotechnical core drilling in 14 holes (SABGT-09-01 to 14) as the major component of the exploration and development program at the OJVG Project. At year end all seven gold deposits (Masato, Golouma West, Golouma South, Kerekounda, Kourouloulou, Niakafiri SE and Maki Medina) had expanded the overall resource total and the highest priority exploration targets (Kobokoto, Koulouqwinde, Koutouniokollo) were approaching deposit status.

In August 2009 the Company completed an initial preliminary feasibility study for its OJVG

Project. This study was prepared by SRK Consulting (Canada) Inc. utilizing available exploration drilling data up to May 2009. The result of this initial study produced a negative net present value (NPV) and as such no mineral reserves could be quantified for the OJVG Project.

Due to the negative economic results estimated by this study, SRK recommended that the OJVG:

•
Focus its exploration activities on identifying high-grade targets that might help in improved cash flows in the early years of the project as the property still has several interesting gold anomalies that, if exploration is successful, could add value to the project;

•	Optimize the preliminary feasibility study to allow for the known opportunities to be investigated and new opportunities to be sought; and

•	Continue drilling on the property and a revise the preliminary feasibility study based on new information at a cost of approximately $15M.

OJVG adopted SRK’s recommendations, but elected to complete a final feasibility study rather than simply revise the preliminary study. As a result, on January 25, 2010, OJVG was granted a mining licence for the OJVG Project. The mining licence is for a term of fifteen years and will permit OJVG to begin mining operations in accordance with recommendations of the feasibility study currently being prepared by SRK Consulting and Ausenco Limited and due for completion in June of this year. OJVG is in the process of establishing an operating company to undertake the development of the OJVG Project. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest owned by the Government of Sénégal is fully carried and the Government of Sénégal is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

The Company’s investment in the OJVG Gold Project was $16,150,912 for the fiscal year ended February 28, 2010.

In July 2009 the Company, as operator of the Santa Rosa project joint venture, drilled a wildcat test well at the first selected location on the concession but did not encounter any hydrocarbons. The Company has recognized that the dry hole is indicative of probable impairment of certain costs of the Santa Rosa project, and has written off related costs of $2,910,473. The Company’s drilling expenditure through July 2009 has met the requirements, with the exception of annual tenure maintenance payments, to hold the tenure for a six year period ending April 2014. On December 24, 2009 Otto paid a final cash call amount of US $85,700 in respect of the Santa Rosa oil and gas project, and the joint venture was terminated, such that thereafter the Company holds a 100 per cent interest in the project.

Fiscal year currently in progress

Changes expected to influence our business during the current financial year are set out below.

OJVG has proposed a budget for calendar 2010, not yet finalized or approved by the joint venture partners, for a continuing significant program on the OJVG Gold Project, with proposed expenditures ranging from USD$30 million to USD$34 million. Included in the 2010 draft proposed work programs and budget the Company and its engineering consultants are preparing a Feasibility Study in respect of the OJVG Gold Project with a target filing date of July 2010. This budget range is not a commitment of the joint venture or its shareholders, but if it is to be met, the Company will require additional financing in order to fund its 50 per cent share of the proposed programs.

As a result of the grant by the Government of Sénégal in January 2010 of a mining licence for the OJVG Project, OJVG is in the process of establishing an operating company to undertake the development of the OJVG Project. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest owned by the Government of Sénégal is fully carried and the Government of Sénégal is also entitled to a royalty equal to 3% of net smelter returns. In addition, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

The Company is presently examining additional targets on its Santa Rosa Property and seeking partners for future work on the property.

2.2	Significant Acquisitions and Dispositions

During the financial year ended February 28, 2010, the Company was not involved in any significant acquisitions or dispositions other than its reacquisition, at no cost, of an effective 32.48% interest in its Santa Rosa oil and gas exploration block in the Republic of Argentina from Otto Energy Limited (“Otto”) of Perth, Australia. The transaction closed in December 2009.

ITEM 3.	DESCRIPTION OF THE BUSINESS

3.1	General

The Company is a natural resource company engaged in the acquisition, exploration, development and production of mineral properties. Currently the Company’s portfolio consists of the OJVG Property located in Sénégal and the Santa Rosa Property located in Argentina. The OJVG Property is known at present to host an inferred mineral resource containing 2.26 million ounces of gold.

The Santa Rosa Property contains no known reserves. Following the drilling of a wildcat test well that did not encounter any hydrocarbons, the Company is presently examining additional targets on its Santa Rosa Property and seeking partners for future work on the property.

The Company does not currently have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons.

Employees

At February 28, 2010, OJVG had approximately 185 full time employees and approximately 60 part time or casual employees in Sénégal, and the Company had eight full time employees associated with its head office in Canada. Operations in Argentina are outsourced to consultants.

3.2	Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration and development of mineral properties. The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Exploration risk. The Company is seeking mineral deposits, including oil and gas deposits, on exploration projects where there are not yet established commercial quantities. There can be no assurance that economic concentrations of minerals, including oil and gas, will be determined to exist on the Company’s property holdings within existing investors’ investment horizons or at all. The failure to establish such economic concentrations could have a material adverse outcome on the Company and its securities. The Company’s planned programs and budgets for exploration work are subject to revision at any time to take into account results to date. The revision, reduction or curtailment of exploration programs and budgets could have a material adverse outcome on the Company and its securities.

Market risks. The Company’s securities trade on public markets and the trading value thereof is determined by the evaluations, perceptions and sentiments of both individual investors and the investment community taken as a whole. Such evaluations, perceptions and sentiments are subject to change, both in short term time horizons and longer term time horizons. An adverse change in investor evaluations, perceptions and sentiments could have a material adverse outcome on the Company and its securities.

Political risks. The Company’s projects are located in the Republic of Sénégal in West Africa and in the Republic of Argentina in South America. Its tenure over its property rights and the conditions under which it operates, both during and after the exploration stage, are subject to the jurisdiction of those countries and in some cases of political subdivisions within those countries. The laws and regulations governing the Company’s tenure and operations are subject to alteration, and an adverse alteration to those laws and regulations could have a material adverse outcome on the Company and its securities. In addition, the exposure of the Company, its projects and its operations to political risk comprises part of the evaluations, perceptions and sentiments of investors as described above under “Market risks”. An adverse change in investors’ tolerance of political risk could have a material adverse outcome on the Company and its securities.

Financing risks. Exploration and development of mineral and oil and gas deposits is an expensive process, and frequently the greater the level of interim stage success the more expensive it can become. The Company has no producing properties and generates no operating revenues; therefore, for the foreseeable future, it will be dependent upon selling equity in the capital markets to provide financing for its continuing substantial exploration budgets. While the capital markets have been favourable to the financing of mineral exploration during the past several years, and the Company has been successful in obtaining financing for its projects, there can be no assurance that the capital markets will remain favourable in the future, and/or that the Company will be able to raise the financing needed to continue its exploration programs on favourable terms, or at all. Restrictions on the Company’s ability to finance could have a material adverse outcome on the Company and its securities.

Commodity price risks. The Company’s exploration projects seek gold at the Sabodala Gold Project and oil and the Santa Rosa Project. While each of these commodities have recently been the subject of significant price increases from levels prevalent earlier in the decade, there can be no assurance that such price levels will continue, or that investors’ evaluations, perceptions, beliefs and sentiments will continue to favour both or either of these target commodities. An adverse change in these commodities’ prices, or in investors’ beliefs about trends in those prices, could have a material adverse outcome on the Company and its securities.

The price of oil within Argentina is set by government policy and regulation below the prevailing world price. The economic evaluation of the Santa Rosa Project is subject to the pricing of oil within Argentina. An adverse change in the policy and regulation in Argentina of the price of oil could have a material adverse outcome on the Company and its securities.

Input price risks. The cost of numerous inputs to mineral and oil and gas exploration and development has been subject to significant increase in recent months. These costs include the cost of infrastructure materials such as steel and concrete, the cost of fuel, and the compensation cost of technical and operating personnel. A continuation of cost escalation in these input prices could have a material adverse outcome on the Company and its securities.

Key personnel risks. The Company’s exploration efforts are dependent to a large degree on the skills and experience of certain of its key personnel, including Chet Idziszek the President and Chief Executive Officer and David Mallo the Vice President of Mineral Explorations. The Company does not maintain “key man” insurance policies on these individuals. Should the availability of these persons’ skills and experience be in any way reduced or curtailed, this could have a material adverse outcome on the Company and its securities.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations. The Company has incurred net losses to date. Its deficit as of February 28, 2010 was $27,527,900. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet determined that development activity is warranted on any of its properties. Even if the Company does undertake development activity on certain of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Limited Experience with Development-Stage Resource Operations. The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places its resource properties into production.

Uninsurable risks. Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons. The Company and its subsidiaries intend to engage in participating in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells that are drilled offsetting established production. The Company and its subsidiaries may become subject to liability for pollution, fire, explosion, blowouts, cratering and oil spills against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

Competition. Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available in Sénégal. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company’s exploration and acquisition programs will yield any reserves or result in any commercial mining operation.The oil and gas industry is also intensely competitive and the Company competes with other companies that have greater resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

Foreign Countries and Regulatory Requirements. Currently, the Company’s only properties are located in Argentina and Sénégal. Consequently, the Company is subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk. Both mineral exploration and mining activities and oil and gas exploration and production activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and the oil and gas industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings, taxation laws, expropriation of property, environmental legislation, water use and workplace safety. In particular, the status of Argentina and Sénégal as developing countries may make it more difficult for the Company to obtain any required production financing for its properties from senior lending institutions. In addition, Argentina experienced significant economic and political instability during the period 1999 to 2004 from which it is currently recovering. Argentina defaulted on its loans during the unstable period and has only recently completed with the International Money Fund agreed remedial measures. Jurisdiction over oil and gas resources has recently passed from the federal government to the provincial governments in Argentina, and the establishment by the provinces of a regulatory and oversight regime is not yet complete. The Company maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina. The Company does not believe that any currency restrictions that may be imposed in Argentina would have a prolonged impact on the Company’s exploration activities.

The Company has entered into contractual arrangements with the Government of Sénégal that contain time-sensitive performance requirements. Further, the Company will be dependent on the receipt of government approvals or permits for the timely performance of its exploration and/or development activities and any delays in obtaining such approvals or permits could affect the status of the Company’s contractual arrangements or its ability to meet its contractual obligations and could result in the loss of its interest in mineral properties.

Environmental and Other Regulatory Requirements. The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety and other matters. Companies engaged in the development and operation of mines and related facilities or oil and gas properties and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required to commence production on its properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities or oil and gas extraction facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential production operations and exploration activities in Argentina and Sénégal are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, workplace safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations or of oil and gas extraction facilities and conduct of operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining or oil and gas project the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or oil and gas exploration or extraction operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining or oil and gas companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new mineral exploration or oil and gas properties. To the best of the Company's knowledge, it is currently operating in compliance with all applicable environmental regulations.

Dividends. All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

Share Price Volatility and Price Fluctuations. In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price on the Toronto Stock Exchange of the Company's common stock fluctuated from a high of $0.97 to a low of $0.59 in the period beginning March 1, 2010 and ending on the date of this Annual Information Form. There can be no assurance that these price fluctuations and volatility will not continue to occur.

3.3	Resource Properties

In the financial year ended February 28, 2010, the Company had one material mineral property, the OJVG Property located in the Republic of Sénégal and one material oil and gas property, the Santa Rosa Property located in the Republic of Argentina.

OJVG Property, Sénégal

Except as noted below, John Arthur, C.Geol, Chris Bonson, EurGeol., Ryan Campbell, P.Geo., Peter Critikos, P.E., Gordon Doerksen, P.Eng., Richard Kunter, FAusIMM, CP, Dino Pilotto, P.Eng. and Maritz Rykaart, P.Eng. the Company’s consulting geologists, are the qualified persons responsible for the preparation of the technical information concerning the OJVG Property in this document. The following discussion is excerpted from the August 20, 2009, NI 43-101 compliant preliminary feasibility study technical report for the OJVG Property, Senegal West Africa completed by SRK Consulting (Canada) Inc. (the “SRK Report”) filed on SEDAR on October 26, 2009, the full text and all appendices of which are incorporated into this AIF by reference.

The Oromin Joint Venture Group (“OJVG”) holds the exploration title to the OJVG concession, approximately 212.6 km2 of land in the Tambakounda region of south-eastern Senegal. Gold exploration on the property has been conducted by Oromin Explorations Ltd. (“Oromin”) since 2005. Oromin’s exploration work has progressed from property-wide soil geochemical sampling and geophysical surveys to more focussed trenching, reverse-circulation (“RC”) drilling and diamond drilling (“DD”). Oromin has been successful in identifying several exploration targets and six deposits; Masato, Golouma West, Golouma South, Kerekounda, Niakafiri and Maki Medina have been drilled to a level that supports classification as mineral resources. This Technical Report provides information to support the project’s Preliminary Feasibility Study (“PFS”) compiled by SRK Consulting (Canada) Inc. (“SRK”) and includes measured and indicated resources from Masato, Golouma W, Golouma S and Kerekounda.

The OJVG’s property lies in a sparsely populated area of Senegal approximately 650 km ESE of Dakar, a 12-hour journey by road. The property is 185 km ESE of Tambakounda and 65 km north of Kédougou. The border with Mali lies about 40 km to the east.

The property borders the Mineral Deposit Ltd. (“MDL”), 20.3 km2 mining concession, which they also refer to as their Sabodala project. MDL Sabodala has a mineral resource estimate of approximately 3.5 Moz of gold, and is currently operating a mine (commissioned in Q1 2009) that is targeted to produce 160,000 oz of gold in 2009 by processing over 2 Mt of plant throughput. The MDL Sabodala Mine has about ten years of life. The MDL Sabodala property is situated on the divide between the Gambia and Falémé River catchments to the west and east respectively. The terrain is comprised of open savannah vegetation on gently rolling hills and is at an elevation of roughly 200 m above sea level (“masl”). The climate of the region belongs to the Sudanic zone and is generally hot and humid. The rainy season, between June and September, brings heavy downpours that are generally short and intense and can cause disruption to transport. The estimated average annual rainfall on the property is 1,100 mm, the vast majority falling in the rainy season.

In October 2004, Oromin was awarded an exploration permit for the OJVG property, issued in accordance with the Mining Convention. The permit was formalized with the government in February 2005. The OJVG spent US$ 11 million on exploration during the first 22 month period to December 31, 2006, which has been extended twice to December 22, 2009. Upon the completion of this study, an exploitation permit may be granted to OJVG for 75% of the original area. Any mining conducted on the OJVG property under a exploitation permit or a mining concession is subject to a US$ 6.50/ounce royalty on gold production. The Mining Convention requires mining to be undertaken by a Senegalese subsidiary of OJVG, which will have the sole rights to acquire 100 % interest in the project subject to a 10 % free carried interest, held in favour of the government of Senegal and the Senegalese government and private sectors first right to purchase 25% of the issued capital of the company.

The project is held by the OJVG, of which 43.5 % is owned by Sabodala Holding Limited (“SHL”), which is wholly owned by Oromin. Bendon International Ltd. also holds 43.5 % of the project, with Badr Investment and Finance Company holding 13%.

MDL’s property has a paved airstrip that supports twin engine charter flights from Dakar. OJVG has access to the use of the airstrip. Road access to the property is via a paved road to Tambakounda and Kédougou and a combination of paved and dirt roads thereafter. Roads on the property have soil bases and can degrade substantially during heavy rains.

OJVG’s exploration concession lies within the Kédougou-Kéniéba Inlier; part of the highly deformed circa 2.1 Ga Paleoproterozoic Birimian-Eburnean province of the West African Craton. The Kédougou-Kéniéba Inlier is a triangular shaped area composed of felsic gneiss terranes separated by greenstone belts that consist of supracrustal metavolcanic and metasedimentary rocks.

Within the concession, the geology comprises three principal elements:

•
Mako Volcanic Group – a thick succession of mafic to ultramafic material, including flows, sub-volcanic intrusives, tuffs and pillowed units, commonly affected by carbonate alteration. These lithologies host mineralisation at Golouma West, Golouma South and Masato.

•	Kakadian Batholith - a regionally-extensive broadly granitic composition plutonic complex which dominates the north-western part of the concession.
•
Eburnean Syn-tectonic Granites - discrete granodioritic intrusives interpreted to be late kinematic intrusives associated with the Eburnean Orogenic event and probably including steeply-dipping felsic dykes associated with the mineral deposits.

The concession straddles the Main Transcurrent Shear Zone, a regional-scale ductile fault in Senegal that accommodated sinistral displacement during the Paleoproterozoic Eburnean Orogeny. Golouma West, Golouma South, Kerekounda and Masato all lie within rocks affected by this zone of NNE-SSW oriented shear.

The Golouma area occupies 1.3 km wide area of mafic volcanic rocks in the central part of the OJVG concession. The geology of the area is dominated by highly deformed massive flows and pillowed basaltic rocks, affected by carbonate alteration. Two NNE-trending zones of ductile shear bound the area and are linked by an E-W trending belt of intensely sheared and altered mafic volcanic rocks. The eastern shear zone hosts the Golouma South deposit, whilst Golouma West occupies the E-W trending sheared belt.

Masato occurs several kilometres to the north of Golouma, within a zone of highly-deformed mafic and ultramafic volcanic rocks. The geology of Masato is dominated by a complex NNE-SSW trending ductile shear zone several tens of metres in width.

The mineral deposits within Oromin’s OJVG exploration property fall within the broad classification of orogenic gold: a variety of styles of mineralisation that have similar temporal and spatial associations with orogenesis, and which account for a significant portion of the current global gold production.

The principal mineralised zones at Golouma West, Golouma South, Kerekounda and Masato are hosted by high strain areas within the prevailing shear zones. Gold mineralisation is associated with zones of metavolcanics affected by intense Fe-carbonate-sericite±quartz±feldspar ±pyrite alteration, the intensity of which broadly correlates to the intensity of the deformation fabric and the presence of thicker quartz-carbonate veins. At Masato, fuchsite (Cr-mica) is also present, owing to the presence of ultramafic rocks.

Multiple parallel zones comprise each deposit, with individual zones of anomalous gold values typically ranging 2 to15 m in true thickness.

Golouma West deposit consists of two broadly EW to ESE-WSW--trending, steeply south-dipping shear zone-hosted sheet-like bodies, which together have a total strike length of approximately 800 m. The mineralisation has been systematically drilled-off to a depth of about 200 m below the surface with step-out holes intercepting mineralisation down to a depth of about 320 m.

Golouma South occupies a NNE-oriented, moderately to steeply west-dipping ductile shear zone. Mineralisation has been defined for a strike length of approximately 640 m and down to about 280 m below surface currently.

The Masato deposit has been defined over a 2,100 m strike length of a NNE-trending, moderately west-dipping shear zone. The zone consists of between 2 and 5 separate mineralised zones over a distance of up to 90 m, which have been drilled to a depth of about 220 m below surface.

Mineralisation at Kerekounda occupies three relatively minor NNW-trending shear zones, dipping 50-70°WSW. Mineralisation has been defined over a strike length of about 265 m and to a depth of about 270 m below surface.

Drilling at Maki Medina has defined the mineralisation over a northern zone with a strike length of approximately 700 m, and a smaller southern zone with a strike length of roughly 200 m. Currently, the mineralised shear zones have been drilled to depths shallower than 200 m below the surface.

The mineralization at Niakafiri Southeast has been defined within steeply west-dipping, NNE striking shear zones over a strike length of approximately 850 m. Step-out drilling indicates that the zone extends a further 350 m to the south, giving a total strike length of 1,200 m. Although mineralisation is known to occur at depths of >300 m, the majority of the deposit is defined at depths < 200 m.

Mineralisation at Golouma West, Golouma South and Kerekounda show a moderate to strong shoot control, interpreted to plunge parallel to the intersection between the principal deformation fabrics. This control is not observed at Masato, Niakafiri Southeast or Maki Medina, but may be a function of drill spacing at the latter early stage prospects. At present, the main potential for defining more mineralisation is vertically and towards the south at Kerekounda; laterally to the northwest of Golouma West; and both laterally and within the shallow oxide zones at Maki Medina and Niakafiri Southeast.

This program of exploration confirmed and expanded the key exploration areas of Golouma West, Golouma South, Kerekounda and Masato. In addition, new gold-in-soil geochemical and geophysical anomalies were discovered, many of which are at various stages of evaluation and targeted for further work. The Niakafiri and Maki Medina deposits were recently drilled to a level that supports inferred resource estimates.

A metallurgical testing program was initiated by Samuel Engineering in 2009 to perform cyanide leach and gravity concentration testing; cyanide column leach tests; testing to determine the grinding characteristics; and settling and filtration tests. The results of this campaign showed gold from Masato, Golouma, and Kerekounda can be recovered by leaching in cyanide and gravity concentration methods. The results also indicate the presence of large particle gold recoverable through a combination of gravity concentration and intensive leaching. The combined bench scale test results indicate that recoveries between 83% and 96% were achievable through a combination of gravity concentration and cyanide leaching techniques. A composite weighted average gold recovery of 91% is achievable. The deposit demonstrated the following characteristics:

•	Relatively rapid leach kinetics;
•	Oxide ores are amenable to heap leaching;
•	Moderately hard rock with high Bond mill work indices;
•	Amenable to thickening and filtration; and
•	Free of deleterious elements.

The timeline of the project made it necessary to start process development and establish the process design criteria prior to receiving the results of the 2009 test work. Samuel Engineering developed a preliminary project design criteria along with a proposed process configuration based on the previously performed 2008 test work results along with data found on regional operations. The results from the 2009 test work program were used to confirm these preliminary project assumptions.

From this test work, a mill facility capable of operating between 150 and 200 tonnes per hour was designed. The mill includes a comminution circuit followed by a gravity concentration circuit with dedicated regrind, intensive cyanidation, and electro-winning circuit, pre-leach thickening, carbon-in-leach circuit, carbon stripping circuit with dedicated electro-winning, refining, a tailings facility, and shipping. This circuit has a design capacity of 4,400 tonnes per day (t/d or “tpd”).

The estimated gold production is 2,734 kilograms per year and 40 percent of the total concentrate is produced by the gravity circuit and the remaining 60 percent is produced by the carbon-in-leach circuit.

The infrastructure considerations addressed the power supply, fuel and lube storage, fire protection, sewage treatment, water supply and treatment, site drainage, in-plant roads, communication, security, airfield, all site buildings and a permanent camp facility.

The remoteness of the project requires the development of a stand-alone power generation facility capable of providing the 13.8 MW demand. Heavy fuel oil (“HFO”) generating units are considered. The permanent camp facility is located in close proximity to the process plant and mine operations infrastructure and is designed to hold the compliment of required operators and maintenance personnel along with the administrative staff.

SRK Consulting (UK) Limited carried out a mineral resource estimate for the four most-advanced stage deposits on the property, which form the basis for this preliminary feasibility study, namely: Golouma West, Golouma South, Masato and Kerekounda. Additionally, initial resource estimations for Maki Medina and Niakafiri were derived, but are not included the in the PFS, as they are in the inferred category. All resource estimation work was conducted or supervised by Dr John Arthur, C.Geol., Principal Resource Consultant.

Dr Wayne Barnett of SRK Consulting (Canada) Inc., Ali Shahkar (P.Geo) and Susan Lomas (P.Geo) of Lion’s Gate Geological Consulting Inc. constructed all 3D grade shell models for the deposits. Dr John Arthur and Dr Chris Bonson, EurGeol, of SRK Consulting (UK) Ltd, reviewed all 3D models and pertinent geological information and exploration activities on-site in sufficient detail to support the data incorporated in the mineral resource estimate. Quality control and quality assurance programs are in place and although some non-material deficiencies have been identified and communicated to Oromin, the quality of the exploration data is appropriate and acceptable for use in the subsequent Mineral Resource Estimation.

The resource estimate was conducted on a dataset that includes the results of approximately 115,000 m of reverse circulation drilling and about 104,000 m of diamond core drilling in 1,195 drill holes (2006-2009). Drilling at Masato, Kerekounda and extensions to the Golouma deposits was on-going at the time of the estimate, and only results from core holes up to SAB-09-475 (excluding -466, -468 and -470) and from RC holes up to RC-SAB-09-625 (excluding -618 and 619) were included in the estimate. The cut off for the data used was based on assays received by July 1st 2009.

The principal components of the estimation work included:

•
Construction of 3D estimation domains (grade shells) based on drillhole lithological logs, core photos, structural geological data and Au assays. 3D modelling of major dykes which intrude the Golouma West and Kerekounda deposits.

•	Statistical analysis and geostatistical analysis of the drillhole assay data from each of the deposits, including descriptive statistics, histograms and variography.
•	Mineral Resource estimates were derived using assay data composited to 1 m intervals, capped where necessary. All estimations used Ordinary Kriging, using optimised search ellipsoids.
•	Construction of a mineral inventory block model and subsequent Whittle™ resource shell based on the following parameters:

	--	US$1000/oz Au;
	--	Mill Recovery; 96% Kerekounda; 90% Golouma South and West; 95% Masato;
	--	US$1.25/t mined mining cost;
	--	US$12.75/t milled processing and G&A cost;
	--	US$13.5/oz Au offsite costs;
	--	10% Mining dilution;
	--	45° slope angles.

The resource for the Golouma West, Golouma South, Masato and Kerekounda deposits have been classified as Indicated and Inferred, as defined by CIM guidelines and were constrained by the Whittle resource shell optimization. The Niakafiri Southeast and Maki Medina mineral resources were constrained by depths the based on comparisons with resource shell depths from the Masato deposit, which shows similar geological and grade characteristics. SRK is satisfied that the estimated resources are potentially economically extractable. The classified are presented below in Table 1.

Table 1: Summary of Mineral Resource Estimates for the OJVG Deposits

Deposit	Resource Classification	Tonnes ('000s)	Cut-off Grade (Au g/t)	Average Grade (Au g/t)	Contained Gold
					(kg)	(koz)
Golouma W	Measured Indicated Inferred	0 6,100 502	0 0.5 0.5	0 2.6 3.0	0 15,700 1,490	0 505 48
Golouma S	Measured Indicated Inferred	0 2,220 13	0 0.5 0.5	0 4.2 3.5	0 9,240 31	0 297 1
Masato	Measured Indicated Inferred	0 32,800 1,535	0 0.5 0.5	0 1.2 1.4	0 37,942 2,208	0 1,220 71
Kerekounda	Measured Indicated Inferred	0 744 244	0 0.5 0.5	0 6.9 6.1	0 5,100 1,490	0 164 48
Niakafiri	Measured Indicated Inferred	0 0 4,350	0 0 0.5	0 0 0.9	0 0 3,700	0 0 119
Maki Medina	Measured Indicated Inferred	0 0 1,500	0 0 0.5	0 0 1.5	0 0 2,177	0 0 70
Total	Measured Indicated	0 41,864	0 0.5	0 1.7	0 67,982	0 2,186
	M+I	41,864	0.5	1.7	67,982	2,186
	Inferred	8,144	0.5	1.4	11,096	357

The project does not contain mineral reserves as the mine plan and associated operating and capital costs did not present a positive cash flow at a gold price of $850/oz.

OJVG’s mineral deposits are proposed to be developed primarily as three open pits at Golouma West and South, Kerekounda and Masato plus a small underground mine at Kerekounda. The LOM plan shows a total of 19.0 million tonnes (“Mt”) of mill feed and 137.2 Mt of waste over a 13-year mine operating life. The proposed life of mine (“LOM”) plan focuses on achieving the required mill feed production rate, mining of higher grade material early in schedule, and balancing grade and strip ratios. A minimal run-of-mine (“ROM”) stockpile was designed with limited blending capacity assumed.

Open pit mine design for the OJVG pits was initiated with estimates of longer term gold price, and more refined operating costs, mining dilution, process recovery, off site costs and royalties as follows:

•	US$850/oz Au;
•	Mill Recovery; 96% Kerekounda; 90% Golouma South and West; 95% Masato;
•	US$1.80/t mined mining cost;

•	US$16.00/t milled processing and G&A cost;
•	US$13.5/oz Au offsite costs;
•	10% Mining dilution;
•	Pit slope angles according to geotechnical recommendations for each pit.

Mining, processing and general administration costs were estimated based on assumed throughput and along with geotechnical parameters formed the basis for open pit optimization. The Gemcom Whittle - Strategic Mine Planning™ (“Whittle”) software was used to determine optimal mining shells. The Whittle shells were then used as guides to design detailed pits including appropriate berms, minimum mining widths and access ramps with the use of MineSight™ software. Mine planning and scheduling was then conducted on these detailed pit designs. The diluted mineral resources within the various pit and underground designs are summarized in Table 3 below using the internal (or mill) cut-off grades shown.

The proposed mining sequence was divided into a number of phases designed to maximize grade, reduce pre-stripping requirements in the early years, while keeping the process plant at full production capacity (except for Years 1 and 2 which allow for a ramp-up to full production). The LOM mine production schedule (including the underground component) is shown in Table 3.

Underground mining is proposed for the deeper portion of the high-grade Kerekounda deposit. Sublevel open stoping is the proposed mining method. The underground mine was planned for the first three years of the project life to supplements tonnage and grade to the plant as open pit mining ramps up production.

Table 3: Life of Mine Production Schedule

			Year
Parameter	Unit	Total (all years)	- 1	1	2	3	4	5
Waste mined	Mt	137.2	13.3	17.3	17.1	15.5	16.8	8.8
Ore to mill	Mt	19.0	-	1.2	1.4	1.6	1.6	1.6
Mill head grade	g/t Au	1.9	-	4.7	3.5	2.3	2.0	1.9
Contained metal	Mg Au	35.6	-	5.7	4.8	3.7	3.2	3.1
	Koz Au	1,145	-	181.7	155.5	119.5	104.1	98.5
Avg milling rate	t/day	-	-	3,320	3,821	4,415	4,414	4,414

		Year
Parameter	Unit	6	7	8	9	10	11	12	13
Waste mined	Mt	12.7	9.8	6.8	4.7	7.4	5.0	1.9	0.1
Ore to mill	Mt	1.6	1.6	1.6	1.6	1.6	1.6	1.6	0.3
Mill head grade	g/t Au	1.2	1.2	1.3	1.4	1.3	1.3	1.4	1.4
Contained metal	Mg Au	1.9	2.0	2.1	2.2	2.1	2.1	2.3	0.4
	Koz Au	59.6	62.9	67.1	71.6	69.0	68.5	73.9	13.4
Avg milling rate	t/day	4,414	4,414	4,414	4,414	4,414	4,414	4,414	845

Waste rock from the various pits at OJVG was planned to be deposited in engineered dumps adjacent to each of the deposits. In order to avoid sterilization of resources, as well as providing the potential for future fresh water reservoirs, no backfilling of waste rock into previously mined out areas was assumed.

Tailings from the process plant is proposed to be delivered to tailings management facility (“TMF”) due east of the proposed plant location and within the same valley. In order to contain 19 Mt of tailings, rock fill dams need to be constructed (along with a spillway). It is proposed that the dam material be sourced from borrow areas contained within the ultimate tailings storage facility.

The district surrounding the OJVG project area has no year-round standing water and, therefore, a water containment dam is proposed to capture enough water for the plant to operate year round. The dam is proposed to be constructed 3 km north-east of the village of Mamakono (9 km from the processing plant) with a designed capacity to contain 5.3 Mm3 of water.

An environmental and social impact assessment (“ESIA”) is currently being conducted by SRK on the property. Baseline environmental data collection is ongoing. No environmental fatal flaws have been identified for the project.

Economic analyses were conducted to determine the economic viability and sensitivity of the project. The parameters used in analyses and the results are shown in Table 4.

Table 4: Cash Flow Analysis Results
Parameter	Unit	Cases
		$750/oz Au	$850/oz Au	$950/oz Au
Off site cost Royalty Net gold price	$/oz $/oz $/oz	7.00 6.50 736.50	7.00 6.50 836.50	7.00 6.50 936.50
Ore mined	Mt	19.0	19.0	19.0
Average grade	g/t Au	1.87	1.87	1.87
Average process recovery	%	90.6	90.6	90.6
Gold produced	M. oz.	1.038	1.038	1.038
Unit operating cost per tonne milled Unit operating cost per oz Pre-production capital cost	$/t milled $/oz Au $M	31.68 580 279	31.68 580 279	31.68 580 279
NPV0% NPV5% IRR Payback period	$M $M % Years	-164 -173 -18 -	-54 -90 -5 -	54 -9 4 9

The economic analysis shows a negative internal rate of return (“IRR”) and negative net present value (“NPV”) at metal prices below $960/oz Au, based on the assumptions in this report. The mining plans were conducted using $850/oz Au and therefore, as the project is not economic at $850/oz Au, no mineral reserve estimates can be stated for the project.

Sensitivity analyses were done by individually modifying the capital cost, operating cost, metal price and grade up and down by 20% to show the sensitivity of the NPV5%to these parameters. The results of the sensitivity analyses show that the project is most sensitive to gold price and mill feed grade. A 20% increase in gold price or metal grade leads to a 150% increase in NPV5% from $-90M to +$45M. Operating costs are the next most sensitive parameter. A 20% increase in operating costs reduces the NPV5% by $88M and a 20% decrease in operating cost increases NPV5% by $88M. The project economics are only slightly less sensitive to capital cost than operating costs. A summary of the sensitivity analysis is shown in Figure 1.

Figure 1: Sensitivity Analysis Results Based

Conclusions

Industry standard mineral resource estimation, mining, process design, construction methods and economic evaluation practices have been used to assess the OJVG Project.

Preliminary metallurgical results are representative of the current planned mining zones and indicate the mineralized zones are amenable to cyanidation and demonstrate good recoveries of about 90%.

The mineral resource estimation is supported by adequate drill hole spacing, appropriate sampling methods and a robust QA/QC program.

SRK considers the OJVG project to be a promising collection of four gold deposits and a number of worthy exploration targets. To date, SRK is not aware of any fatal flaws, although the project is at gold prices of $960/oz, assuming all other parameters stay as defined. The project has numerous potential opportunities for improvement as discussed below.

As with almost all mining ventures, there are a large number of risks and opportunities that can affect the outcome of the OJVG project. Many of these risks and opportunities are based on a lack of comprehensive scientific information or the lack of control over external drivers such as metal price, exchange rates, etc. The following section identifies the most significant potential risks and opportunities currently identified for the OJVG project. Subsequent, engineering studies will need to further define these risks and design mitigation measures. The opportunities listed for the project should be pursued to determine if they are feasible and worthwhile.

Risks

•	The project requires a high gold price to be viable under the current assumptions. A reduction of gold price below $960/oz puts the project viability at risk;
•	Variation between the predicted and actual deposit shapes can lead to unexpected dilution (lower head grade) and a possible shift to a more flexible, and expensive mining method;
•
Project delay, due to finance delay, non-availability of key personnel, construction equipment, contractors, long lead times on capital equipment delivery and environmental permitting can seriously affect the project; and

•	The continuation of pro-development government policy and support will be needed to continue to develop the property.

Opportunities

The most significant opportunities that should be investigated are listed below in order of potential to improve the project’s financial results.

•	The definition of additional high-grade mineralization is highly desirable to obtain a quicker payback and reduced economic risk. This should be the focus of future exploration drilling;
•	Reduction in costs due to a modified approach to mining and processing methodology, design and construction; and
•	Addition of mineral resources and inclusion into the indicated category from known deposits could add to the mine life and modify plant throughput.

Recommendations

The pre-feasibility study includes the following recommendations:

•
Focus its exploration activities on identifying high-grade targets that might help in improved  cash flows in the early years of the project. The property still has several interesting gold anomalies that, if exploration is successful, could add value to the project;

•	It is also recommended that this preliminary feasibility study be optimized to allow for the known opportunities to be investigated and new opportunities to be sought; and

OJVG adopted SRK’s recommendations, but elected to complete a final feasibility study rather than simply revise the preliminary study. OJVG and its engineering consultants are preparing a Feasibility Study in respect of the OJVG Gold Project with a target filing date of July 2010.

Santa Rosa Property, Argentina

Dr. Norman Haimila, Ph.D., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information concerning the Santa Rosa Property in this document.

Title

The Company owns, through its Argentina subsidiary, Exploraciones Oromin, S.A. (“EOSA”), a 100 per cent interest in exploration block CCyB-9 (Cuenca Cuyana y Bolsones 9) (the “Santa Rosa Property”) pursuant to Resolution No. 2 issued by the Secretariat of Energy and Mining on March 16, 2001 pursuant to International Public Bidding No. E-01/92 (“Plan Argentina”), Fiftieth Bid. The Resolution grants EOSA an Exploration Permit to explore for hydrocarbons over the area covered by the exploration block for three exploration periods totalling six years. The Exploration Permit will be converted to an Exploitation Permit if commercial quantities of hydrocarbons are found. The Exploitation Permit allows for the extraction of hydrocarbons for a period of twenty-five (25) years with a possible ten (10) year extension. In January 2007 jurisdiction over hydrocarbon resources in Argentina passed from the federal government to the provincial governments. The government authorities of the Province of Mendoza by their Decree 1018/2008 awarded the Exploration Permit for block CCyB-9 to EOSA on April 30, 2008.

Pursuant to an agreement dated December 23, 2008, with Otto Energy Ltd. (“Otto”) the Company agreed to sell to Otto an effective 32.48% interest in its Santa Rosa oil and gas exploration block in the Republic of Argentina by funding exploration expenditures of USD$1,400,000. The transaction closed in May 2009.

In July 2009 the Company, as operator of the Santa Rosa project joint venture, drilled a wildcat test well at the first selected location on the concession but did not encounter any hydrocarbons. The Company has recognized that the dry hole is indicative of probable impairment of certain costs of the Santa Rosa project, and has written off related costs of $2,910,473. The Company’s drilling expenditure through July 2009 has met the requirements, with the exception of annual tenure maintenance payments, to hold the tenure for a six year period ending April 2014. On December 24, 2009 Otto paid a final cash call amount of US $85,700 in respect of the Santa Rosa oil and gas project, and the joint venture was terminated, such that thereafter the Company holds a 100 per cent interest in the project.

Location, Access & Physiography

The Santa Rosa Property is comprised of exploration block #CC&B-9, covering 7,694 square kilometres in the Cuyana basin in the Province of Mendoza in central Argentina. The Santa Rosa Property is situated over the dome centred on 33°15'S Latitude and 67°40'W Longitude. The block extends from 52km to 130km east of the city of Mendoza and extends north from Rio Tunuyan for approximately 100km. The centre of this area is approximately 925 km west of Buenos Aires, the capital city of Argentina.

The National Highway Ruta 7 lies within and along the southern boundary of the block sub-parallel to Rio Tunuyan as do gas and oil pipelines. A railroad also used to run along this corridor but operations on it have been suspended. At present there is no plant or equipment on the Santa Rosa Property that is related to the Exploration Permit.

The Santa Rosa Property is situated on the gentle eastern slope of the Andes. The western side of the block is approximately 600m above sea level. Local elevations only vary about 20m over fairly large areas. The region is arid with scrub brush covering low stabilised dune fields. Irrigated farmland exists along the Rio Tunuyan and ranching occurs in the desert areas.

Exploration History

The Cacheuta Field, located in the northwest corner of the Cuyana Basin, was the oldest field in Argentina, producing oil as early as 1886. Some of the larger fields in the Cuyana Basin were discovered during the 1930s and most have been in full production since the late 1950s and early 1960s. The decline profiles for these fields, before secondary recovery projects were implemented, varied from 6% to 9% per year.

There are 1,129km of regional seismic coverage consisting of a regional grid approximately 20km by 20km over most of the block and a more closely spaced (approximately 3km by 5km) grid over the southwest corner of the Santa Rosa Property. An additional 26.5km of seismic vibrator stations and 30.5km of seismic receiver stations were acquired by Oromin during late 2001 for the purpose of tracing seismic events from the regional grid to the crest of Santa Rosa Dome. One well was drilled along the southern boundary of the Santa Rosa Property (Jaguel La Esperanza x-4) as part of a four well drill program mainly in the Nacuñan Block in 1963. The Santa Rosa Este x-1001 well was drilled in 1994 and the Santa Rosa x-2 well was drilled in 1995.

Regional and Local Geology

The Cuyana Basin is situated in west central Argentina between 32°S and 34°30'S Latitude.

Related basins extend from 28°S to 36°S Latitude. The Cuyana Basin is part of a graben complex that includes the Los Tordillos, Nacuñan, Tupungato, Cacheuta and California Subbasins and depocentres. The main bounding faults are located to the southwest of the Cuyana Basin and northeast of the Beazley and Mascasin Subbasins. Several crosscutting faults connect the two boundary fault zones. Late Triassic alluvial and lacustrine sediments fill the deeper portions of the graben complex and are unconformably overlain by Jurassic conglomerates and by Early Cretaceous volcanics which, in turn, are overlain by Early and Late Tertiary clastics and evaporites.

Erosion during the Jurassic, Late Cretaceous and Middle Tertiary has left the central portions and the margins of the graben complexes almost devoid of the originally deposited sediments. Since the Late Oligocene the whole area has been covered by post-Andean continental clastics. Compression, both, during the early erosional episodes and since the uplift of the Andes has resulted in longitudinal and transverse arching between the Cuyana and Beazley-Mascasin subbasins forming the large central regional arch and its superimposed domes.

Stratigraphy

Basement in the Cuyana area is composed of Precambrian granites and gneisses that are overlain by Paleozoic sediments and Permo-Triassic volcanics.

Sedimentation during the Late Triassic was initiated with fanglomerates from alluvial fans filling local depressions within the grabens. These red-bed sediments, volcaniclastics and flows are known as the Rio Mendoza Formation and the included Las Cabras Formation. The Las Cabras Formation is unconformably overlain by the transgressive coarse-grained sandstones of the Potrerillos Formation that grades upward into finer-grained sandstones and dark bituminous shales with interbedded tuffaceous beds. The Potrerillos Formation that may be up to several hundred meters thick is gradationally overlain by the Cacheuta Formation composed of bituminous black shales and mudstones containing thin layers of tuffs. The Cacheuta Formation may be a couple of hundred meters thick, thinning to zero at the margins of the basin due to depositional thinning and erosion. The Cacheuta Formation is the richest source rock in the basin.

The Cacheuta Formation grades upward into the regressive Rio Blanco Formation that is composed of grey siltstones and shales with interbeds of fine-to-medium grained sandstones. The Rio Blanco Formation may be over 800m thick in the Cuyana Basin, thinning to zero at the margins of the basin and around arches by depositional thinning and erosion.

The Triassic section is truncated by a regional unconformity that, locally, may have removed the entire sequence. It is overlain by reddish conglomerates and sandstones of Jurassic to Lower Cretaceous Barrancas Formation up to 150m thick. The Barrancas Formation is in turn, unconformably overlain by up to 180m of volcanic flows of the Punta de las Bardas Formation in the centre of the basin. Also in the centre of the basin are up to 150m thick remnants of the Early Tertiary Papagayos and Divisadero Largo Formations.

Following a depositional hiatus in which the Andes Mountains began to form, the truncated Early Tertiary and earlier sediments were unconformably overlain by the Late Tertiary Mariño Formation. The Mariño Formation begins with the Conglomerate Violaceo that is composed of conglomerates and sandstones at its base in the west and grades upward and eastward into argillaceous sandstone. Away from the Andean source areas the overlying Mariño Formation contains higher proportions of mudstones that merge upward into shaley tuffaceous sandstones of the Lower Grey Tuffs and then other Late Tertiary Formations.

The Late Tertiary sediments may be thousands of meters thick and represent the post-orogenic sedimentation from the Middle Tertiary Andean Orogeny.

Geochemistry and Hydrocarbon Migration

Over 350 exploration wells have been drilled in the Cuyana Basin of which 78 wells have been classified as discoveries. Recoverable Reserves have been found in 26 combined oil and gas fields of which less than 19 are significant producers. These fields are primarily found as almost continuous oil accumulations along the crests of two sub-parallel, asymmetric, faulted anticlinal trends. The separations between fields were the result of stratigraphic variations cutting across the structural axis. Five of the fields along the southwest side of the basin had strong stratigraphic pinch-out components but no similar traps have been found yet along the northeast side of this basin.

The organic-rich lacustrine shales of the Cacheuta Formation and shales within the adjacent Potrerillos and Rio Blanco Formations are the source rocks for the hydrocarbons generated in the basin. The Cacheuta Formation shale in the middle of the Triassic section contains Total Organic Carbon of 4% of which 70% to 100% is Type I Kerogen. Any sealed sandstone beneath the Mariño Formation may constitute a reservoir rock and to a lesser degree sandstones within the Late Tertiary section.

Based on a geothermal burial history in the Beazley Basin the Cacheuta Formation should have been buried to depths greater than 2400 meters and preferably to depths greater than 2800 meters in order for it to reach maturity and to generate hydrocarbons. A small area of the Cacheuta Subbasin between the two productive anticlines and the main part of the Cuyana Basin consisting of the Tupungato and California Subbasins in front of the Precordillera should be the main sites of hydrocarbon generation in Mendoza Province. Only small portions of the Los Tordillos, Nacuñan and Beazley Subbasins have been buried deeply enough to have generated early maturing hydrocarbons.

Because the great bulk of the sediments have been deposited since the Middle Tertiary Andean Orogeny and deep burial is required for the maturation of the Cacheuta and adjacent source beds, most of the hydrocarbon generation occurred between the Oligocene and the Present.

The Vizcacheras Field only had access to hydrocarbons that migrated from the Tupungato Subbasin and additional hydrocarbons likely migrated from this subbasin into existing fields along the axis of the eastern anticline.

Any hydrocarbons generated to the east of the axis of the depocenter in front of the Precordillera should have migrated out of the basin into the large regional arch and its superimposed domes between the Cuyana and Beazley Subbasins.

Structure

During the late Permian and Early Triassic, a series of en echelon grabens developed behind an island-arc along the western margin of South America. The Triassic sediments were deposited within these grabens. Compression across the graben complex after its initial development caused the fault blocks in the central portion of the graben to become domed. Depositional thinning and subsequent erosion around the margins of basins and across the domal structures resulted in thin Triassic sections being preserved within the Santa Rosa CCyB-9 Block.

Subsequent periods of uplift and erosion in the Cretaceous and Tertiary resulted in the Barrancas, Punta de las Bardas and Papagayos Formations being truncated against the flanks of the arches.

A thin section (less than 60m) of the Las Cabras Formation and an even thinner section of the lower Potrerillos Formations are interpreted to have been preserved below the Tertiary Unconformity across the Central Dome.

Great thicknesses of post-Andean sediments spread from the rising mountains in the west with over 1000m of Late Tertiary sediments remaining over Santa Rosa Prospect. Although the region is still tectonically active, post-Oligocene compression has caused only minor reactivation of faults within the Central Dome but the areas between the faults have continued to flex.

Sediment Distribution

Based on seismic interpretations and well penetrations the Triassic sedimentary section preserved beneath the Late Tertiary unconformity varies from zero to 850m along the western boundary of the block and thins to less than 90m over the culmination of the dome. The Triassic section thickens to over 175m in the graben in which the Santa Rosa Este x-1000 well was drilled and thickens to 608m at the southern boundary of the CCyB-9 Block in the Jaquel La Esperanza x-4 well. Where the Triassic section is in the order of 250m thick there is the potential for the Cacheuta Formation source beds to be preserved beneath the unconformity marked by the Conglomerate Violaceo. Even in the Santa Rosa x-2 well where less than 150m of Triassic section lies on basement, the Triassic section may consist of a depositionally thinned Potrerillos sequence overlain by what appears to be Cacheuta Formation shales and possibly even a thin remnant of the Rio Blanco Formation. The Cacheuta Formation likely subcrops in an irregular band along the western flank of the dome within the Santa Rosa CCyB-9 Block. It is also buried deeply enough, locally, within the western portion of the block to be capable of generating oil with bottom hole temperatures in the Santa Rosa x-2 reaching 223 degrees F. at a depth of 2050m.

Any oil generated would migrate up-dip through porous and permeable Triassic sediments until the Middle Tertiary unconformity were reached. The Conglomerate Violaceo at the Tertiary unconformity would become the conduit for migration into the dome where porous and permeable sediments were present. The Conglomerate Violaceo varies from over 100m thick around the flanks of the dome to approximately 8m thick near the culmination of the dome.

Locally, the Conglomerate Violaceo may have an argillaceous matrix and the porosity and permeability diminish to sub-economic levels.

Seismic programs have traced the seismic events that represent the Triassic-Tertiary unconformity from its position in the Santa Rosa Este x-1001 well, where the unconformity was intersected, to areas near the top of the Santa Rosa Dome Culmination. The character of the seismic reflections above and below the Triassic-Tertiary unconformity will be studied to determine approximate interval thicknesses and reflection amplitudes to indirectly indicate prospective zones within the Conglomerate Violaceo and the underlying Potrerillos and Las Cabras Formations.

Proposed Exploration

The Company is presently considering its future exploration plans for the Santa Rosa property and is seeking potential joint venture partners for the property.

ITEM 4.	DIVIDENDS

The Company has not paid any dividends since incorporation. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors that the directors may deem appropriate at the time. The Company has no plans to pay dividends in the foreseeable future.

ITEM 5.	DESCRIPTION OF CAPITAL STRUCTURE

The Company has authorized capital of an unlimited number of Common Shares without par value, 102,834,855 of which are issued and outstanding at the date of this AIF. All shares in the capital of the Company are of the same class and each carries the right to one vote. The Company also has 2,159,000 stock options outstanding in accordance with its Stock Option Plan, of which all are vested with the exception of 150,000 shares which vest as to 37,500 shares on each of June 30, September 30 and December 31, 2010 and March 31, 2011; each vested option is exercisable for one common share of the Company. A total of 487,071 warrants that have been issued in conjunction with a private placement financing are currently outstanding. Each warrant is exercisable for one common share of the Company.

The Company has not asked for, and is not aware of any stability or provisional ratings on the Company’s securities set by any approved rating organization.

ITEM 6.	MARKET FOR SECURITIES

6.1	Market for Securities

The Company’s common shares have traded on the Toronto Stock Exchange (“TSX”) since December 16, 2008; prior thereto, they traded on the TSX Venture Exchange beginning on February 25, 2002; prior thereto, they traded on the Vancouver Stock Exchange, the predecessor to the TSX Venture Exchange, beginning on November 6, 1981. The Company’s common shares have been quoted on the OTC Bulletin Board since October 5, 2006. During the financial year ended February 28, 2010, the closing price of the Company’s stock on the TSX ranged from $0.61 to $0.96, with monthly trading volume ranging from 714,800 to 5,236,642 shares. There are no seasonal trends to fluctuations in volume or trading price. The high/low closing prices on the TSX and monthly volume for the financial year ended February 28, 2010, is as follows:

	High ($)	Low ($)	Volume
March 2009	$0.94	$0.61	716,802
April 2009	$0.78	$0.58	811,724
May 2009	$0.74	$0.59	714,800
June 2009	$0.98	$0.75	845,887
July 2009	$1.43	$0.70	2,111,487
August 2009	$1.00	$0.82	827,552
September 2009	$0.98	$0.79	1,553,238
October 2009	$1.02	$0.80	5,236,642
November 2009	$0.97	$0.84	1,529,784
December 2009	$0.93	$0.79	1,036,052
January 2010	$0.88	$0.66	2,187,908
February 2010	$0.77	$0.67	1,518,350

ITEM 7.	DIRECTORS AND OFFICERS

7.1	Name, Occupation and Security Holding

The following table sets forth, for each director and officer of the Company as of May 10, 2010 the name, municipality of residence, office, periods of service and the principal occupations in which each director and officer of the Company has been engaged during the immediately preceding five years. Each director of the Company holds office until the next annual general meeting of the shareholders of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director. Each officer is appointed by the Board of Directors.

Name, Municipality Of Residence and Position Held	Principal Occupation for the Past Five Years	Director or Officer Since	Number & Percentage of Shares Held
DEREK BARTLETT Mississauga, Ontario Director(1)	Consultant; Former President of Kingsman Resources Inc. and Saville Resources Inc. since 1994 and a director of several other junior mining companies.	2002	0 shares 0%
ROBERT H. BRENNAN Chicago, Illinois Director(1)	Senior Vice President, CB Richard Ellis – Capital Markets. Financier.	2006	831,845 shares 0.8%
IAN D. BROWN Vancouver, B.C. Chief Financial Officer	Chief Financial Officer of Lund Gold Ltd., Madison Minerals Inc. and the Company since 2007; prior thereto Chief Financial Officer of La Mancha Resources Inc.	2007	0 shares 0%
NELL M. DRAGOVAN Vancouver, B.C. Director	Businesswoman	2004	2,156,904 shares 2.1%
CHET IDZISZEK Vancouver, B.C. President and Director	Geologist; President of Madison Minerals Inc., a mineral exploration company	1994	6,553,137 shares 6.4%
KEN KUCHLING Calgary, Alberta Vice President, Engineering	An independent mining consultant	2009	12,000 shares 0.01%
DAVID W. MALLO Maple Ridge, B.C. Vice President, Explorations	Vice-President of Explorations for Oromin Explorations Ltd.	2008	61,500 shares 0.05%
ROBERT A. SIBTHORPE Vancouver, B.C. Director(1)	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.	2004	0 shares 0%
JAMES G. STEWART Vancouver, B. C. Director and Corporate Secretary	Barrister and Solicitor	1995	746,337 shares 0.7%
ABDOUL AZIZ SY Dakar, Sénégal Vice President, Sénégal Operations	Senior Manager of Exploration for Lonmin PLC from January, 2008 to February, 2010 and Country Manager, Senegal for Randgold Resources Limited from May, 2005 to December, 2007	2010	0 shares 0%
DOUGLAS TURNBULL Coquitlam, British Columbia Director	Geological Consultant; President of Lakehead Geological Services Inc.	2002	52,000 shares 0.05%

1 Member of the Audit Committee

As of May 10, 2010, the directors and officers of the Company, as a group, beneficially owned directly or indirectly, or exercised control or direction over 10,413,763 common shares, being 10.1% of the issued and outstanding common shares of the Company. The same directors and officers, as a group, have been granted options to purchase up to 885,000 shares of the Company.

7.2	Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as noted below, no directors or executive officers of the Company are, at the date of this AIF, or have been within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of a company that:

(a)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (the “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Derek Bartlett was a director of Diadem Resources Ltd. (“DRL”), a company listed on TSX Venture Exchange, which was the subject of cease trade orders issued by the Ontario Securities Commission on October 23, 2001 and October 22, 2002 for failure to file required financial information. The required financial information was filed in December, 2001 and December, 2002 and the Ontario Securities Commission orders were revoked on December 17, 2001 and December 24, 2002 respectively.

No director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(a)
been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

7.3	Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

7.4	Audit Committee

(1) Mandate

The following is a copy of the Mandate of the Audit Committee approved by the Board of Directors:

General

Primary responsibility for the financial reporting obligations, information systems, financial information disclosure, risk management and internal controls of Oromin Explorations Ltd. (the “Company”) is vested in management and overseen by the board of directors of the Company (the “Board”).

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls that management and the Board have established.

Composition and Process

1.
The Audit Committee will be comprised of a minimum of three directors. All of the members of the Audit Committee will be independent, as that term is defined in National Instrument 52 – 110 Audit Committees (“NI 52 - 110”), unless otherwise exempted by NI 52 - 110.

2.	Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3.
All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

4.
The chair of the Audit Committee (the “Audit Committee Chair”) will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms. The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5.
The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Company’s annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.
The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required. A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7.
At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8.
The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the chief financial officer (the “CFO”) and the external auditor.

9.	The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1.	The Audit Committee will have unrestricted access to the Company’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2.	The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3.
The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, chair of the Board or CEO. The Audit Committee will have the authority to set and pay the compensation for any such counsel, advisors or consultants and the Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4.	The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5.	The Audit Committee will periodically review with management depreciation and amortization policies, loss provisions and other accounting policies for appropriateness and consistency.

6.
The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee’s responsibilities and how it has discharged them.

Relationship with External Auditor

1.
The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor’s relationship with the Audit Committee and management.

2.
The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Company.

3.	The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4.	The Company’s external auditor must report directly to the Audit Committee.

5.	The Audit Committee must recommend to the Board:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the external auditor.

6.

Unless otherwise permitted by NI 52 - 110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor. The Audit Committee may delegate to one or more of its independent members the authority to pre- approve non-audit services, but no such delegation may be made to management of the Company. The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. Non-audit services will include, without limitation, the following:

(a)	bookkeeping or other services related to the Company’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinions or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services; and

(j)	expert services unrelated to the audit, including tax planning and consulting.

7.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.	The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor

1.	The Audit Committee will review:

(a)	the internal auditor’s mandate or terms of reference;

(b)	the plan and budget for preparation of the internal audit, including financial and operational activities; and

(c)	material reports issued by the internal auditor and management’s response to those reports.

2.
The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3.	The Audit Committee will ensure the internal auditor’s involvement with financial reporting is coordinated with the activities of the external auditor.

4.	If no internal audit function exists, the Audit Committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1.
The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Company, its subsidiaries and affiliates. The Audit Committee will review and consider any recommendations made by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditor have been implemented.

2.
The Audit Committee will ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

3.
The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Company’s financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4.
The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

5.
The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

6.	The Audit Committee will review with the external auditor the quality of the Company’s generally accepted accounting principles and direct the external auditor’s examinations to particular areas.

7.
The Audit Committee will discuss with management and the external auditor the Company’s underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8.
The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Company’s controls are comprehensive, well co-ordinated, cost effective and appropriate to relevant risks and business activities.

9.
The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management’s response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10.
The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and their financial impact, and will from time to time benchmark the Company’s accounting policies to those followed in its industry.

11.
The Audit Committee will review and discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

a.	the appetite for financial risk as set forth by management and the Board;

b.	the Company’s policies for the management of significant financial risk;

c.	management’s assessment of the significant financial risks facing the Company; and

d.	management’s plans, processes and programs to manage and control financial risk.

12.
The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

13.	The Audit Committee will review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

14.	The Audit Committee will review the Company’s insurance policies, including directors’ and officers’ coverage, and make recommendations to the Board.

15.
The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under National Instrument 52 – 108 Auditor Oversight.

Financial Disclosure Responsibilities

1.

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Company’s dissemination to the public, all material financial information required to be disclosed by securities regulations. In fulfilling this responsibility, the Audit Committee will, without limitation, review:

(a)

the Company’s annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Company), management discussion and analysis and news releases disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements;

(b)
any disclosure by the Company, in advance of its public release, relating to financial outlooks and future-oriented financial information and news releases containing financial information based on the Company’s financial statements prior to the release of such statements;

(c)
the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures; and

(d)
disclosures made to the Audit Committee by the Company’s CEO and CFO during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Other Responsibilities

1.
Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements.

2.	Investigate fraud, illegal acts or conflicts of interest.

3.
Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board’s approval.

4.	Review loans made by the Company to its directors, officers, employees and consultants.

5.	The Audit Committee will review and assess its effectiveness, contribution and this Mandate annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

1.

The Audit Committee will inform all employees, at least annually, of the complaints officer (the “Complaints Officer”) designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.
The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Audit Committee Chair.

3.
The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Company.

4.	Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

5.	The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

(2) Composition of the Audit Committee

The Audit Committee has three members, all of whom are independent and financially literate. An outline of each member’s relevant education and experience follows:

Robert Brennan

Mr. Brennan, a director of the Company and Chairman of the audit committee has been an investment advisor with CB Richard Ellis since 1987 and prior thereto was a CPA with Peat Marwick Mitchell, a predecessor firm of KPMG..

Derek Bartlett

Mr. Bartlett, a director of the Company, holds a Bachelor of Science degree from the University of New Brunswick. Mr. Bartlett has been involved in various capacities with junior mining companies. Mr. Bartlett is currently a director of Kingsman Resources Inc. since 1995, Saville Resources Ltd. since 1994 as well as several other mineral exploration companies.

Robert Sibthorpe

Mr. Sibthorpe, a director of the Company, holds a B.Sc. in geology and an M.B.A. from the University of Toronto. He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he jointed Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant.

(3) Pre-Approval Policies and Procedures

(4) External Auditor Fees

The following table sets forth the aggregate fees billed to the Company in each of the fiscal years ended February 28, 2010 and February 29, 2009 by its external auditor, Davidson & Company:

	Year ended February 28, 2010	Year ended February 28, 2009
Audit Fees	$120,000	$143,000
Audit-Related Fees(1)	$15,000	nil
Tax Fees(2)	$7,500	$6,500
All Other Fees	nil	nil
Total	$142,500	$149,500

(1) Fees billed for assurance and related services reasonably related to the performance of the audit or reviews of the Company’s financial statements not reported under “Audit Fees”.
(2) Fees billed for tax services, tax compliance, tax advice and tax planning, principally for preparation of annual returns.

ITEM 8.	INTEREST OF MANAGEMENT

No director, officer or other insider of the Company, nor any associate or affiliate of any director, officer or other insider has participated in, directly or indirectly, nor had any material interest in, any material transaction of the Company during the current financial year or within any of the three preceding financial years, other than as follows:

As a component of a private placement financing by the Company in June 2009, Mr. Chet Idziszek, CEO and director of the Company sold certain free trading shares to an investor and applied the proceeds to take down a portion of the placement. In so doing, Mr. Idziszek incurred an income tax cost of $232,196. The Company agreed to reimburse him for this cost, a necessary component of the success of the financing, and accrued the income tax cost as an amount payable, charged to share issue cost. This amount was paid March 1, 2010.

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002. At the time that the Agreement was entered into, the Company was not related to Bible, however, subsequent to the date of the Agreement, Chet Idziszek, the President and a director of the Company was appointed as a director of Bible’s parent company, The Havana Group Inc. (“Havana”), a position Mr. Idziszek held until April 2007. Havana subsequently changed its name to Surge Global Energy Inc. (“Surge”). The Agreement was amended a number of times during the period Mr. Idziszek was a director of Havana and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for a 17.52% effective interest in its Santa Rosa Property and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited (“Irie”), received 1,000,000 common shares in the capital stock of Surge, Bible’s parent company and the assignee of Bible’s interest. Surge in due course elected not to acquire any further interest in the Santa Rosa Property. In March 2008 Surge sold its interest in the Santa Rosa Property back to the Company in consideration of the payment to Surge of US$600,000 and the delivery to Surge of 1,000,000 of its own shares. During the 2007 and 2008 fiscal years the Company sold a total of 250,000 of the Surge shares as set out in Note 3 to the financial statements. Of the 1,000,000 Surge shares delivered to Surge in March 2008, 750,000 were the balance of the shares originally obtained after the sales described above and in Note 3, and 250,000 were acquired in March 2008 from Mr. Chet Idziszek, a director and CEO of the Company, at market value.

By an agreement dated March 12, 2007 between the Company and Lund Gold Ltd. (“Lund”), the Company sold all of its interest in the Carneirinho Property to Lund in consideration of the issuance to the Company of 1,197,906 common shares of Lund, this consideration reflecting the amount that the Company had spent on acquisition and exploration of the Carneirinho Property. Chet Idziszek, the President and a director of the Company, and J.G. Stewart, the Secretary and a director of the Company are also directors and senior officers of Lund.

ITEM 9.	TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent is Computershare Investor Services Inc., located in Vancouver, British Columbia.

ITEM 10.	MATERIAL CONTRACTS

There were no material contracts other than in the ordinary course of business entered into during the financial year ended February 28, 2010, and no such contracts from prior years having continuing effect.

ITEM 11.	INTERESTS OF EXPERTS

Davidson & Company are the auditors for the Company and have audited the annual financial statements of the Company for the year ended February 28, 2010. Davidson & Company have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ITEM 12.	ADDITIONAL INFORMATION

12.1	Additional Information

1.        The documents listed above, as well as additional information relating to the Company, may be found by using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) on the internet at www.sedar.com or the SEC EDGAR filing system at http://www.sec.gov/edgar/searchedgar/webusers.htm.

2.        Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities is contained in the Company's information circular for its most recent annual meeting of shareholders that involves the election of directors.

3.        Additional financial information is also provided in the Company's consolidated financial statements and MD&A for its most recently completed financial year.